Exhibit 99.1

IM Cannabis Announces Intention to Complete Consolidation

TORONTO and GLIL YAM, Israel, July 5, 2024/CNW/ -- IM Cannabis Corp. (CSE: IMCC) (NASDAQ: IMCC) (the “Company”, “IM Cannabis”, or “IMC”), a leading medical cannabis company with operations in Israel and Germany, announces that the board of directors of the Company (the “Board”) has approved a consolidation of its issued and outstanding common shares (“Common Shares”) on the basis of one post-consolidated Common Share for every six pre-consolidated Common Shares (the “Consolidation”).

The Board has set July 12, 2024 as the effective date of the Consolidation and anticipates the Common Shares to trade on a post-consolidated basis effective July 12, 2024, subject to final confirmation from the Canadian Securities Exchange (the “CSE”) and Nasdaq Stock Market LLC (the “NASDAQ”). Upon the competition of the Consolidation, the CUSIP and ISIN of the Common Shares will be changed to 44969Q406 and CA44969Q4060, respectively. The Company’s name and stock symbols shall remain unchanged.

After giving effect to the Consolidation, the Common Shares will be reduced from 13,394,136 to 2,232,357 Common Shares. No fractional Common Shares will be issued in connection with the Consolidation. Instead, all fractional Common Shares equal to or greater than one-half resulting from the Consolidation will be rounded to the next whole number, otherwise, the fractional Common Share will be cancelled. The exercise price and/or conversion price and number of Common Shares issuable under any of the Company’s outstanding convertible securities will be proportionately adjusted in connection with the Consolidation.

Shareholders of record as of the effective date will receive a letter of transmittal from Computershare Investor Services Inc., the Company’s registrar and transfer agent for the Common Shares, providing instructions for the exchange of their Common Shares as soon as practicable following the effective date. Registered shareholders may also obtain a copy of the letter of transmittal by accessing the Company’s SEDAR+ profile at www.sedarplus.ca. Until surrendered, each share certificate or direct registration system statement representing pre-consolidated Common Shares will represent the number of whole post-consolidated Common Shares to which the holder is entitled as a result of the Consolidation. No action is required by beneficial holders to receive post-consolidation Common Shares in connection with the Consolidation. Beneficial holders who hold their Common Shares through intermediaries (e.g., a broker, bank, trust company investment dealer or other financial institution) and who have questions regarding how the Consolidation will be processed should contact their intermediaries with respect to the Consolidation.

About IM Cannabis Corp.

IM Cannabis (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has focused its resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to statements relating to completion of the Consolidation, and timing and effect thereof; and the Company amplifying its commercial and brand power to become a global high-quality cannabis player.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to: the Company’s ability to maintain NASDAQ’s continued listing requirements, the Company’s ability to focus on Israel, Germany and Europe; the Company’s ability to realize upon the stated benefits of the partial legalization of cannabis in Germany; the Company completing the Consolidation, and timing and effect thereof; and the Company amplifying its commercial and brand power to become a global high-quality cannabis player. The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company’s ability to continue to meet the listing requirements of the CSE and NASDAQ; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and Focus Medical Herbs Ltd. (collectively, the “Group”) to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations; the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group’s cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt and war, conflict and civil unrest in Eastern Europe and the Middle East; the risk of the Company’s inability to capitalize upon the partial legalization of cannabis in Germany; risk that the Company will not complete the Consolidation; and risks the Company will be unable to amplify its commercial and brand power and/or be unable to become a global high-quality cannabis player. Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual report dated March 28, 2024, which is available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.

Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, Chief Executive Officer
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com